EXHIBIBT 99.2

Webuy Global Limited Announces Closing of $15.2 Million Initial Public Offering

Singapore – October 20, 2023 – Webuy Global Ltd (Nasdaq: WBUY) (“Webuy” or the “Company”), a Southeast Asian community e-commerce retailer, today announced that it has closed its initial public offering of 3,800,000 ordinary shares at a public offering price of $4.00 per share, for aggregate gross proceeds of approximately $15.2 million, prior to deducting underwriting discounts and other offering expenses.

In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 570,000 ordinary shares at the initial public offering price, less underwriting discounts .

The shares began trading on the Nasdaq Capital Market on October 19, 2023, under the symbol “WBUY.”

Webuy expects to use the net proceeds from this offering for marketing, development and expansion of business, and working capital and general corporate purposes.

EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”), acted as sole book-running manager for the Offering.

A registration statement on Form F-1 relating to the Offering, as amended, was filed with the Securities and Exchange Commission (the “SEC”) (File Number: 333-271604) and was declared effective by the SEC on September 28, 2023. A registration statement on Form F-1MEF was filed with the SEC on October 18, 2023 (File No. 333-275074) and became effective upon filing. A final prospectus relating to the Offering may be obtained from EF Hutton, Attn: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, or via email at syndicate@efhuttongroup.com or telephone at (212) 404-7002. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Webuy Global Ltd

The Company’s mission is to make social shopping a new lifestyle for consumers and to empower consumers’ purchases with an efficient, cost-saving purchasing model. Webuy is committed to developing a community-oriented e-commerce platform in the Southeast Asia region and transforming the e-commerce model into a community-driven experience for consumers.

The Company’s ‘group buy’ business model is designed to transform conventional shopping avenues, in order to achieve attractive, efficient cost-savings for customers (similar to group purchases and bulk orders), without having to undertake bulk purchases individually, through a community-centric approach. The business model is also disrupting the traditional supply chain by cutting out intermediaries to provide a “farm-to-table” supply model. Additional information about the Company is available at http://webuy.global/

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company’s current expectations. These forward-looking statements include, without limitation, references to the Company’s expectations regarding the anticipated use of net proceeds from the offering. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the satisfaction of customary closing conditions related to the public offering, or factors that result in changes to the Company’s anticipated use of proceeds. These and other risks and uncertainties are described more fully in the section captioned “Risk Factors” in the Company’s Registration Statement on Form S-1 related to the public offering (SEC File No. File No. 333-271604). Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1020

Email: wbuy@crescendo-ir.com